SEC FILE NO. 70-9599





                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                           OF PARTIAL COMPLETION OF

                                 TRANSACTIONS





                              FIRSTENERGY CORP.

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                                            :
      In the matter of                      :
      FirstEnergy Corp.                     :   Certificate Pursuant
                                            :   to Rule 24 of Partial
                                            :   Completion of
                                            :   Transactions
                                            :
      SEC File No. 70-9599                  :
      (Public Utility Holding Company Act   :
      of 1935)                              :
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TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


      The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Application filed in SEC File No. 70-9599 have been carried out in accordance with the Commission's Order dated April 14, 2000, as follows:


1.  Financial Statements
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      A copy of the unaudited consolidated financial statements of MYR Group Inc. (MYR) (including a consolidated balance sheet and statement of income) as of and for the twelve months ended March 31, 2002 is attached as Exhibit A.


2.  Schedule of Segment Revenue
    ---------------------------

      A schedule setting forth the segment revenue for the quarter ended March 31, 2002 for each of MYR's business segments (Exhibit B) is being filed separately pursuant to a request for confidential treatment under Rule 104(b) of the Act.


3.  Narrative Description of Principal Business Activities
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Transmission and Distribution (T&D) Services:
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      During the quarter ended March 31, 2002, MYR performed significant T&D services for its customers. T&D generated approximately 56.5% of MYR's total revenue for the quarter. A significant portion of this work continued to be performed for a core base of electric utility clients in Texas, Tennessee, California, Michigan, California and Colorado.

Telecommunication Services:
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      There was no significant business activity to report for the quarter ended March 31, 2002.

Traffic Signalization Services:
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      There was no significant business activity to report for the quarter ended March 31, 2002.


Commercial and Industrial (C&I) Services:
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      During the quarter ended March 31, 2002, MYR performed significant C&I services for its customers. C&I revenue was approximately 37.5% of total revenue for the period. A majority of that revenue was generated by one operating subsidiary that operates primarily in the western part of the United States.


4.  Services Provided to Associated Companies
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      During the quarter ended March 31, 2002, services provided to associated companies consisted primarily of Harlan Electric performing various distribution projects in New Jersey and Pennsylvania for Jersey Central Power & Light
Company, Metropolitan Edison Company and Pennsylvania Electric Company. The total amount billed to associated companies for performing such services was $1.531 million during the period.

                                    SIGNATURE



      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                             FIRSTENERGY CORP.


Date: May 30, 2002
                                By:        /s/ Harvey L. Wagner
                                    -------------------------------------
                                               Harvey L. Wagner
                                         Vice President and Controller